1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

August 23, 2013

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Dear Mr. Minore:

We are writing in response to comments provided telephonically on August 23, 2013 with respect to a registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on August 2, 2013 on behalf of THL Credit Senior Loan Fund (“Fund”), a closed-end investment company.  We have considered your comments to the registration statement and, on behalf of the Fund, responses to those comments are set forth below.  Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about August 23, 2013.

Prospectus

Investment Strategy (cover)

Comment 1.         Please add the following “and those deemed to be of similar quality” after the disclosure “The Fund’s investments in below investment grade investments.”

Response 1.  The disclosure has been revised accordingly.

Fund Fees and Expenses (page 9)

Comment 2.         Please remove the word “estimated” from the first sentence of the last paragraph.

Response 2.  The disclosure has been revised accordingly.

Underwriting (page 77)

Comment 3.         Please include the amounts of the structuring fees and the marketing fees to be paid in “Underwriting-Additional Compensation to be Paid to the Underwriters and Other Entities Involved in market of the Fund’s Common Shares”. Please make conforming changes to footnote (2) of the Pricing Table.

Response 3. The disclosure has been revised as follows: “The Adviser or its affiliate (and not the Fund) has agreed to pay from its own assets a structuring fee to each of    ,         and     in the amounts of $        , $         and $        .  The Adviser or its affiliate (and not the Fund) has also agreed to compensate AST and MidAmerica, each a FINRA-member broker-dealer, for services rendered by AST’s and MidAmerica’s registered representatives who participate in the marketing of the Fund’s Common Shares during its initial public offering in aggregate amounts of $         and $        . These registered representatives may also be members or independent contractors of the Adviser or its affiliate. The Adviser or its affiliate also will reimburse AST’s and MidAmerica’s registered representatives for their reasonable expenses incurred in connection with their services provided during the initial public offering in an amount not to exceed [      ]% of the total public offering price of the Common Shares.  The Adviser (and not the Fund) may also pay certain qualifying underwriters a structuring fee, sales incentive fee or additional compensation in connection with the offering. All payments discussed in this paragraph will be paid out of the Adviser’s own assets.”

Anti-Takeover Provisions in the Declaration of Trust (page 75)

Comment 4.         Please add disclosure that there is uncertainty as to whether the provision of the Declaration of Trust requiring the favorable vote or consent, for certain extraordinary transactions, of “75% of the “Continuing Trustees” (defined to mean any Trustee that has served as such for at least 36 months or who was nominated to serve as a Trustee by a majority of the Continuing Trustees then in office)” will be enforceable.

Response 4. The Delaware Statutory Trust Act does not prohibit the Fund from including, in its organizational documents, a provision requiring the favorable vote or consent, for certain extraordinary actions, of 75% of the “Continuing Trustees” of the Fund (defined to mean any Trustee that has served as such for at least 36 months or who was nominated to serve as a Trustee by a majority of the Continuing Trustees then in office).  We have consulted with Delaware counsel and have been advised that they share this view.  However, as we are not aware that a Delaware court has addressed the enforceability of such a provision, we will revise the disclosure to state the following: “There is uncertainty as to whether the requirement to obtain the favorable vote or consent of 75% of the Continuing Trustees with respect to the transactions indicated above would be enforceable under Delaware law.”

Report of Independent Registered Public Accounting Firm (page 120)

Comment 5.         Please provide the report of the independent registered public accounting firm and the seed financial statements once available.

Response 5. Please see attached for your review Exhibit A containing the “Report of Independent Registered Public Accounting Firm” and Exhibit B containing “Financial Statements and Notes to Financial Statement”, which are still subject to final review and approval.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526.  Thank you.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai

Exhibit A

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and the Shareholders of THL Credit Senior Loan Fund

We have audited the accompanying statement of assets and liabilities of THL Credit Senior Loan Fund (the Fund) as of August 21, 2013.  This statement is the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of THL Credit Senior Loan Fund as of August 21, 2013 in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

Boston, Massachusetts

August 23, 2013

Exhibit B

FINANCIAL STATEMENTS

THL CREDIT SENIOR LOAN FUND

STATEMENT OF ASSETS AND LIABILITIES

As of August 21, 2013

Assets:
Cash	$100,000
Deferred offering costs	400,000
Total Assets	500,000

Liabilities:
Accrued offering costs	400,000
Total Liabilities	400,000

Net Assets applicable to 5,235.602 shares of $0.001 par value common stock outstanding, unlimited shares authorized	$100,000

Net asset value per Common Shares outstanding ($100,000 divided by 5,235.602 Common Shares outstanding)	$19.10

See accompanying Notes to Financial Statements.

THL Credit Senior Loan Fund

NOTES TO FINANCIAL STATEMENT

Note 1:  Organization

THL Credit Senior Loan Fund (the “Fund”) is a newly organized, non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended.  The Fund is an unincorporated business trust established under the laws of Delaware by an Agreement and Declaration of Trust dated July 30, 2013.  The Fund’s investment objective is to provide current income and preservation of capital primarily through investments in U.S. dollar-denominated senior secured corporate loans and notes.

The Fund has had no operations as of August 21, 2013 other than matters relating to its organization and registration as a closed-end management investment company under the 1940 Act, and the sale and issuance to Four Wood Capital Partners LLC (“FWCP”), an affiliate of Four Wood Capital Advisors LLC (the “Adviser”), and to THL Credit Advisors LLC (“THL Credit”), (the “Subadviser”) of 5,235.602 common shares of the Fund at an aggregate purchase price of $100,000.  Shares to be issued by the Fund are subject to a sales load of 4.50% paid to the underwriters.

Note 2:  Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements.  Actual results could differ from these estimates.

Cash

Cash includes non-interest bearing non-restricted cash with one financial institution.

Federal Income Taxes

The Fund intends to qualify as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended.  If so qualified, the Fund will not be subject to federal income tax to the extent the Fund distributes substantially all of its net investment income and capital gains to shareholders.

Note 3:  Advisory Agreement

The Adviser administers the business and affairs of the Fund.  The Adviser also selects (subject to Board approval), contracts with and compensates the Subadviser to manage the investment and reinvestment of the assets of the Fund.  The Adviser does not itself manage the Fund’s portfolio assets but has ultimate responsibility to oversee the Subadviser.  In this connection, the Adviser oversees the Subadviser’s management of the Fund’s investment operations in accordance with the investment objectives and related policies of the Fund, reviews the Subadviser’s performance and reports periodically on such performance to the Board.

The Fund pays the Adviser as compensation under the Advisory Agreement an annual fee in the amount of 1.05% of the average daily Managed Assets of the Fund.  Managed Assets means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes).

THL Credit Advisors LLC is the Subadviser of the Fund.  The Subadviser manages the Fund’s investments, subject to the authority of the Adviser and the Board of Trustees of the Fund.

Note 4:  Investor Support Services

The Fund has retained FWCP to provide investor support services in connection with the on-going operation of the Fund.    The Fund pays FWCP as compensation under the Investor Support Services agreement an annual fee in the amount of .05% of the average daily Managed Assets of the Fund.  FWCP may separately contract with and coordinate the activities of a third party to provide certain of the above-described services.

Note 5:  Administrator, Transfer Agent, Custodian and Distributor

The Bank of New York Mellon, the Fund’s administrator, accounting agent, and custodian, holds the Fund’s assets, will settle all portfolio trades and will be responsible for calculating the Fund’s NAV and maintaining the accounting records of the Fund.

American Stock Transfer and Trust Company, LLC is the Fund’s transfer agent, registrar, dividend disbursing agent and shareholder servicing agent, as well as the agent for the Fund’s Dividend Reinvestment Plan.

Note 6:  Organization and Offering Costs

The Adviser or an affiliate has agreed to pay (i) all of the Fund’s organizational expenses and (ii) the Fund’s offering expenses (other than the sales load) in excess of $0.04 per Common Share. The aggregate offering expenses (other than the sales load) to be borne by the Fund and indirectly its Common Shareholders are estimated to be $400,000 (or approximately $0.04 per Common Share).  These figures represent estimates as the actual size of the offering and related expenses are not known as of the date of these financial statements, and the actual offering expenses to be paid by the Fund may vary substantially from these estimates.  The Fund’s share of offering costs will be recorded as a reduction of the proceeds from the sale of the shares upon commencement of Fund operations.

As the Adviser has agreed to pay all of the Fund’s organizational expenses, organizational expenses of the Fund are not reflected in the Fund’s financial statements.

Note 7:  Subsequent Events

Management has evaluated events and transactions occurring through the date of filing this financial statement and determined that no other material events or transactions would require recognition or disclosure in the Fund’s financial statements.